UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38397

Farmmi, Inc.

(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On March 22, 2021, Farmmi, Inc., a Cayman Islands corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 6,469,467 ordinary shares (the “Shares”) of the Company, par value $0.001 per share for a public offering price of $1.15 per share. The Company expects to receive approximately $6.7 million in net proceeds from the Offering after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company also granted the Underwriter an option for a period of 25 days to purchase an additional 970,419 ordinary shares solely to cover over-allotments.

In connection with the closing of the Offering on March 24, 2021, the Company issued a press release titled: “Farmmi Closes $7.4 Million Underwritten Public Offering of Ordinary Shares.” A copy of the press release is furnished herewith as Exhibit 99.3.

Pursuant to the terms of the Underwriting Agreement, the Shares were offered pursuant to a registration statement on Form F-3 (File No. 333-254036) which was filed with the Securities Exchange Commission on March 9, 2021 and was declared effective on March 16, 2021. A final prospectus relating to and describing the terms of the offering has been filed with the Securities and Exchange Commission on March 23, 2021. This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1. A copy of the opinion of Campbells LLP, as legal counsel to the Company, relating to the legality of the issuance and sale of the Shares in the Offering is attached hereto as Exhibit 5.1.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-254036, No. 254397 and No. 333-228677) and Form S-8 (File No. 333-224463).

EXHIBIT INDEX

Exhibit	Description
1.1	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated March 22, 2021
5.1	Opinion of Campbells LLP
23.1	Consent of Campbells LLP (included in Exhibit 5.1)
99.1	Press release titled: “Farmmi Announces Proposed Underwritten Public Offering of Ordinary Shares,” dated March 19, 2021
99.2	Press release titled: “Farmmi Prices $7.4 Million Underwritten Public Offering of Ordinary Shares,” dated March 22, 2021
99.3	Press release titled: “Farmmi Closes $7.4 Million Underwritten Public Offering of Ordinary Shares,” dated March 24, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: March 24, 2021	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer